Exhibit 99.1

BANCO DE GALICIA Y BUENOS AIRES S.A.

August 27, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Relevant Information

To whom it may concern,

We are writing to inform you that on August 27, 2014, Banco de Galicia y Buenos Aires S.A. transferred its total stake of 38,626,468 shares, representing 16.3670% of the capital stock of Banelco S.A., to Visa Argentina S.A. for the amount of $ 40,099,007.58 (Pesos: Forty million, ninety-nine thousand and seven and 58/100).

Yours sincerely,
Martín Berrotarán
Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.